FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 31, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF SPONSORS PROJECT FOR TRAINING ATHLETES

Partnership with the Lançar-se para o Futuro Institute aims at the social inclusion of youngsters from low income families and identification of athletic talent

With a long history of encouraging amateur sporting activities  and thanks to the support of the Perdigão, Sadia and Batavo brand names, BRF Brasil Foods announces today its sponsorship of the Lançar-se para o Futuro Institute (Leap into the Future Institute), a project that promotes the social inclusion of children and adolescents through the practice of sport.

The Lançar-se para o Futuro Institute, which has the support of the Brazilian Athletics Confederation, the Ministry for Sport and Rio de Janeiro City Government, attends about 600 children in the low-income community of Curicica, the Rio de Janeiro city district where the project originated, and idealized by Professor Paulo Servo. The initiative offers needy youngsters education, nutrition healthcare and discipline through the practice of athletics.

BRF’s annual investment of R$ 1 million also involves the financial support of the athlete, Bárbara Leôncio, the sporting personality the project and a rising star in Brazilian athletics with chances of a medal at the forthcoming Rio de Janeiro Olympics. In addition, the company contributes to the nutrition of the youngsters supported by the Institute through the donation of products.

The intension is to replicate the project methodology in other regions in Brazil in those cities where the company has industrial units and by 2016, to have a total of five thousand children as beneficiaries of the Institute’s work as well as 50 athletes in a position to compete for medals.

“Since its beginnings, BRF believes that sport is an important instrument for social inclusion. And this new partnership is in line with the philosophy of the company which has always invested in sport and stimulated healthy living habits”, says José Antonio Fay, Brasil Foods’ CEO. “It is very gratifying to be able to provide an opportunity for a better life to hundreds of children with little prospects and who can now count on adequate nutrition, education and sporting activities. Our satisfaction will be all the greater if we are able to train future athletic stars and help realize our dream of a Brazilian champion”, he adds.

 “Brazil is an incubator for new talent, principally in athletics where some important names have already emerged in track events”, says Paulo Servo, the inspiration behind the Institute. “What separates a needy child from a possible sporting and Olympic career is just three meals a day and a good dose of encouragement such as what BRF will be contributing to this project from now on”, says Servo. And adds: “with this donation I have been able to set up a team which now has 10 professionals (eight instructors, two physiotherapists and one physician). This will be critically important in achieving the project’s goal of attending a thousand children in Rio”.

A sporting tradition

The announcement of sponsoring the Lançar-se para o Futuro project underscores the tradition BRF brands have in supporting Brazilian sport. The first initiative in this direction was in 1964 with the creation of the Perdigão Sporting and Recreational Association and designed to stimulate sporting and leisure activities among the company’s employees.

Over the years, sponsorship initiatives by the Perdigão, Sadia  and Batavo brands have involved different sporting activities such as judo, futsal, athletics, basketball, rhythmic gymnastics, karate, volleyball, soccer and road marathons.

São Paulo, August 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 31, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director